March 10, 2015

VIA ELECTRONIC FILING

Mr. M. Hughes Bates
Special Counsel
Office of Structured Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Fixed Income Trust for Prudential Financial, Inc. Notes, Series 2012-1 (the “Issuing Entity”)
Form 10-K for the Fiscal Year Ended December 31, 2013
File No. 001-35579

Dear Mr. Bates:

On behalf of Fixed Income Client Solutions LLC (“FICS” or the “registrant”), the depositor of the Issuing Entity, this letter responds to your letter to James Whang dated January 30, 2015 providing comments on the above-referenced report on Form 10-K (the “Form 10-K”) filed with the Securities and Exchange Commission (the “Commission”) on March 14, 2014. For your convenience, each of your comments has been reproduced below, followed by the registrant’s response.

Item 1122 of Regulation AB. Compliance with Applicable Servicing Criteria

Comment 1.	Under Item 1122(c) of Regulation AB, the body of the Form 10-K report is to identify any material instance of noncompliance identified in any party’s report on assessment of compliance with servicing criteria. We note your statement that “[n]either the Report on Assessment or the related Attestation Report has identified any material instances of noncompliance with the servicing criteria described in the Report on Assessment as being applicable to The Bank of New York Mellon.” The Assertion of Compliance with Applicable Servicing Criteria provided by The Bank of New York Mellon and filed as Exhibit 33.1 to the Form 10-K, however, states that there were material instances of noncompliance with respect to Item 1122(d)(3)(i)(A) and Item 1122(d)(3)(ii) of Regulation AB. Please revise your report on Form 10-K to disclose these material instances of noncompliance. Please also confirm to us that if any party’s report on assessment of compliance with servicing criteria required under Item 1122 of Regulation AB identifies any material instance(s) of noncompliance with the servicing criteria in future filings for this and any other transactions for which you act as depositor, you will identify the material instance(s) of noncompliance in the report on Form 10-K.

Mr. M. Hughes Bates
March 10, 2015

Response:	The registrant confirms that it will amend the Form 10-K to disclose the material instances of noncompliance disclosed in The Bank of New York Mellon’s “Assertion of Compliance with Material Servicing Criteria” attached as Exhibit 33.1 to the Form 10-K. The registrant further confirms that if any party’s report on assessment of compliance with servicing criteria required under Item 1122 of Regulation AB identifies any material instance(s) of noncompliance with the servicing criteria in future filings for this and any other transactions for which the registrant acts as depositor, the registrant will identify the material instance(s) of noncompliance in the report on Form 10-K.

Comment 2:	We note the disclosure here regarding The Bank of New York Mellon’s identified material instance of noncompliance with Item 1122(d)(3)(i) servicing criterion, and the statement that “certain reports to investors were not prepared in accordance with the timeframes and other terms set forth in the related transaction agreements.” With a view to disclosure, please tell us:

	•	whether the transaction covered by this Form 10-K is part of the sample transactions reviewed to assess compliance with the applicable servicing criterion;

	•	if the transaction covered by this Form 10-K was part of the transactions reviewed, whether the identified material instance of noncompliance involved this transaction;

	•	identification of the “certain reports” (including time frames covered by the reports) that were impacted by the material instance of noncompliance;

	•	the nature, extent and scope of the information that was not prepared in accordance with the terms of the transaction agreements; and

	•	whether investors were materially impacted or effected as a result of the material instance of noncompliance.

Mr. M. Hughes Bates
March 10, 2015

Response:	The registrant confirms that the Bank of New York Mellon has confirmed to it that the transaction covered by the Form 10-K was part of the sample of transactions reviewed to assess compliance with the applicable servicing criteria. The registrant further confirms that the Bank of New York Mellon has confirmed to it that the identified material instance of noncompliance did not involve the transaction covered by the Form 10-K. The Bank of New York Mellon has identified the “certain reports” that were impacted by the material instance of noncompliance as the following: (i) reports to issuers covering time frames from January 2013 to July 2013 and (ii) Form 10-Ds covering time frames from February 25, 2013 to March 5, 2013 and from February 6, 2013 to May 2, 2013. In regards to first instance of material noncompliance, The Bank of New York Mellon indicated that during the reporting period, for a corporate debt repackaging issuer in its platform, certain reports to investors were not prepared in accordance with the timeframes and other terms set forth in the related transaction agreements. In regards to the second instance of material noncompliance, The Bank of New York Mellon indicated that during the reporting period, for an auto transaction in its platform, certain amounts due to the related investors were not remitted in accordance with the timeframes set forth in the related transaction agreement.

The registrant notes that it has not independently reviewed or verified any of the foregoing information provided by The Bank of New York Mellon, or the accuracy or sufficiency of any remediation efforts by The Bank of New York Mellon.

Comment 3:	Please confirm that any Item 1122 report provided in connection with future filings for this and any other transaction for which you act as depositor that identifies a material instance of noncompliance with the servicing criteria will provide disclosure, similar to what we have requested in the above comment, to address the extent or scope of any material instance of noncompliance, including any material impacts or effects as a result of the material instance of noncompliance, and the party’s current plans, if any, or actions already undertaken for remediating the material instance of noncompliance or the impacts caused by the material instance of noncompliance.

Response:	The registrant confirms that with respect to any Item 1122 report that identifies a material instance of noncompliance with the servicing criteria provided in connection with future filings for this and any other transaction for which the registrant acts as depositor, the registrant will undertake to provide disclosure, similar to what the Commission has requested in the previous comment, to address the extent or scope of any material instance of noncompliance, including any material impacts or effects as a result of the material instance of noncompliance, and the party’s current plans, if any, or actions already undertaken for remediating the material instance of noncompliance or the impacts caused by the material instance of noncompliance. The registrant notes, however, that the first four items requested in the previous comment relate to information that is uniquely within the control of an unaffiliated third party, and while such party has grounds to cooperate pursuant to the terms of the transaction documents relating to this transaction, the registrant has no ability to exercise control over such third party, and so will be able to disclose only such information as it is able to obtain from such third party.

Mr. M. Hughes Bates
March 10, 2015

Comment 4:	We note that you signed the Form 10-K for Fixed Income Client Solutions LLC, “as Depositor for Fixed Income Trust For Goldman Sachs Subordinated Notes, Series 2011-1.” This Form 10-K, however, is for the Fixed Income Trust for Prudential Financial, Inc. Notes, Series 2012-1. Please revise.

Response:	The registrant confirms that it will revise the signature to the Form 10-K to correct this discrepancy.

* * *

In connection with responding to your comments, we have been authorized by the registrant to inform you that the registrant hereby acknowledges as follows:

•	FICS is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	FICS may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. M. Hughes Bates
March 10, 2015

We have attached for your reference the draft amendment to the Form 10-K incorporating the changes discussed above and marked to show changes from the relevant portions of the original Form 10-K. Should you have any questions or need additional information, please do not hesitate to contact James Whang, Treasurer of Fixed Income Client Solutions LLC, at (877) 421-7858, or Mark Riccardi, of Chapman and Cutler LLP, at (202) 478-6478.

Respectfully yours,

/s/ Mark R. Riccardi

Mark R. Riccardi

cc:	James Whang
Jason Schubert

Attachments

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____

FORM 10-K/A

(Amendment No. 1)

FOR ANNUAL AND TRANSITION REPORTS
PURSUANT TO SECTIONS 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

or

☐     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number of issuing entity: 001-35579
Fixed Income Trust for Prudential Financial, Inc. Notes, Series 2012-1
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor and sponsor: 001-35323
Fixed Income Client Solutions LLC
(Exact name of depositor and sponsor as specified in its charter)

Delaware	7-4404514
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Fixed Income Client Solutions LLC 214 N. Tryon Street, Suite 2636 Charlotte, North Carolina	28202
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (877) 421-7858

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A-2037 Callable Step Up Certificates	New York Stock Exchange LLC

Securities registered pursuant to Section 12(g) of the Act:

None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) Has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.
Not applicable.

Indicate by check mark whether the registrant is large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer   ☐   Accelerated filer   ☐   Non- accelerated filer   ☒  Smaller reporting company   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant’s most recently completed second fiscal quarter:

The registrant has no voting stock or class of common stock that is held by non-affiliates.

DOCUMENTS INCORPORATED BY REFERENCE

None.

EXPLANATORY NOTE

The Depositor, on behalf of Fixed Income Trust for Prudential Financial, Inc. Notes, Series 2012-1, is filing this Amendment No. 1 on Form 10-K/A to its Form 10-K for the year ended December 31, 2013 to revise disclosure included pursuant to Item 1122 of Regulation AB and to correct the signature to the Form 10-K.

This Form 10-K/A does not otherwise amend Form 10-K.

PART III

~~SUBSTITUTE~~THE INFORMATION BELOW HAS BEEN PROVIDED IN ACCORDANCE WITH GENERAL ~~INSTRUCTION~~INSTRUCTIONS J(2) TO FORM 10-K.

Item 1122 of Regulation AB.	Compliance with Applicable Servicing Criteria

The Bank of New York Mellon has been identified by the registrant as a party participating in the servicing function with respect to the pool assets held by Fixed Income Trust for Prudential Financial, Inc. Notes, Series 2012-1. The Bank of New York Mellon has completed a report on an assessment of compliance with the servicing criteria applicable (the “Report on Assessment”) as of February 26, 2014 and for a period beginning January 1, 2013 through and including December 31, 2013, which Report on Assessment is attached as an exhibit to this Form 10-K. In addition, the Bank of New York Mellon has provided an attestation report (the “Attestation Report”) by a registered independent public accounting firm regarding its related Report on Assessment. The Attestation Report is attached as an exhibit to this Form 10-K.

Except as disclosed below, ~~N~~neither the Report on Assessment nor ~~or~~ the related Attestation Report has identified any material instances of noncompliance with the servicing criteria described in the Report on Assessment as being applicable to The Bank of New York Mellon. With respect to the exceptions identified below, The Bank of New York Mellon has confirmed that none of the identified instances of noncompliance related to or affected Fixed Income Trust for Prudential Financial, Inc. Notes, Series 2012-1. The Bank of New York Mellon has identified the “certain reports” that were impacted by the material instance of noncompliance as the following: (i) reports to issuers covering time frames from January 2013 to July 2013 and (ii) Form 10-Ds covering time frames from February 25, 2013 to March 5, 2013 and from February 6, 2013 to May 2, 2013. The Bank of New York Mellon has further confirmed to the registrant that one of the issuers impacted by the material instance of noncompliance is a corporate debt repackaging issuer. The registrant has not independently reviewed or verified any of the foregoing information provided by The Bank of New York Mellon, or the accuracy or sufficiency of any remediation efforts by The Bank of New York Mellon.

Exceptions:

The Bank of New York Mellon’s report on assessment and the related attestation report have identified material noncompliance with two servicing criteria applicable to The Bank of New York Mellon:

•	Servicing criterion 1122(d)(3)(i)(A) contemplates that reports to investors, including those to be filed with the Commission, are maintained in accordance with the transaction agreements and applicable Commission requirements. Specifically, such reports must be prepared in accordance with timeframes and other terms set forth in the transaction agreements.

Noncompliance: The Bank of New York Mellon indicates that during the reporting period, certain reports to investors were not prepared in accordance with the timeframes and other terms set forth in the related transaction agreements.

Remediation: The Bank of New York Mellon further indicates that when its management became aware of such instances (a) controls designed to prevent such occurrences in the future were implemented and (b) impacted investors received either (i) reports containing accurate information that were not previously distributed or (ii) revised reports notifying investors that previous information in reports were revised with corrected information. Reports were delivered to investors and filed on EDGAR on Form 10-D or Form 10-D/A, as required.

•	Servicing criterion 1122(d)(3)(ii) contemplates that amounts due to investors are allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.

Noncompliance: The Bank of New York Mellon indicates that during the reporting period, for an auto transaction in its platform, certain amounts due to the related investors were not remitted in accordance with the timeframes set forth in the related transaction agreements.

Remediation: The Bank of New York Mellon further indicates that when its management became aware of such instance (a) the transaction was properly set-up on the related company’s automated payment system and other controls designed to prevent such occurrences in the future were implemented, (b) notice of the failure was made available to investors in the transaction through the facilities of DTC on August 21, 2013 and on a Form 10-D filed on EDGAR on the same date, and investors were offered compensation for the one day remittance delay, and (c) the investor report was not revised as it accurately reflected the amounts due to investors and available for payment on the payment due date.

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fixed Income Client Solutions LLC,
as Depositor for Fixed Income Trust for ~~Goldman Sachs Subordinated~~Prudential Financial, Inc. Notes, Series ~~2011~~2012-1

By:
Name:	James Whang
Title:	Treasurer

(senior officer in charge of securitization of the depositor)

Dated: ~~March 14, 2014~~March __, 2015